UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 5, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA RELEASE    •    MEDIA RELEASE    •    MEDIA RELEASE

Novartis tender offer for The Medicines Company commences

Basel, December 5, 2019 — Novartis AG (NYSE: NVS) (“Novartis”) today announced that its indirect wholly-owned subsidiary, Medusa Merger Corporation, a Delaware corporation (“Purchaser”), has commenced a cash tender offer to purchase all of the outstanding shares of common stock, par value USD 0.001 per share, of The Medicines Company (NASDAQ: MDCO) for a price of USD 85.00 per share, net to the seller in cash, without interest and subject to any tax withholding (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2019, and the related Letter of Transmittal and pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of November 23, 2019 (the “Merger Agreement”), among Novartis, Purchaser and The Medicines Company.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on January 3, 2020, unless extended (the latest time and date at which the Offer will expire, the “Expiration Date”). Any extension of the Offer will be followed by public announcement of the extension by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Novartis will file today a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). The Offer to Purchase contained within the Schedule TO sets out the full terms and conditions of the Offer.

The Medicines Company will file today a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which includes, among other things, the recommendation of The Medicines Company board of directors that The Medicines Company’s stockholders accept the Offer and tender their shares of The Medicines Company common stock pursuant to the Offer.

The Offer is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of The Medicines Company common stock and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Offer is subject to other important conditions set forth in the Offer to Purchase. The Offer is not subject to a financing condition.

Innisfree M&A Incorporated is acting as information agent for Purchaser in the Offer. American Stock Transfer & Trust Company, LLC is acting as the depositary and paying agent in the Offer. Requests for documents and questions by stockholders relating to the Offer may be directed to Innisfree M&A Incorporated by telephone at 1 (888) 750-5834 (toll free).

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. On December 5, 2019, Purchaser and Novartis will file a Tender Offer Statement on Schedule TO with the SEC and The Medicines Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the Offer. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully when they become available and considered before any decision is made with respect to the Offer. Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser or The Medicines Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials will be available for free under the “Investors – Financial Data – SEC Filings” section of Novartis’ website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents will be available for free from The Medicines Company under the “Investors & Media” section of The Medicines Company’s website at https://www.themedicinescompany.com/investor/financial/.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “tender offer,” “commences,” “commenced,” “to purchase,” “offer,” “will,” “subject to,” “conditions,” “unless extended,” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for The Medicines Company being commenced by Novartis. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Novartis or The Medicines Company’s product, inclisiran, will achieve any particular future financial results, or that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that inclisiran will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that such product will be successfully commercialized even if regulatory approvals are obtained. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release, as well as potential regulatory actions or delays with respect to the development of inclisiran; potential failures to meet other closing conditions, including a potential failure of sufficient shares to be tendered; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of The Medicines Company into the Novartis Group subsequent to the closing of the transaction and the timing of such integration; potential adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel of The Medicines Company; dependence on third parties to fulfill manufacturing and supply obligations; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; global trends toward health care cost containment, including government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis’ current Form 20-F on file with the SEC. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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Novartis Media Relations

E-mail: media.relations@novartis.com

Anja von Treskow Novartis External Communications +41 61 324 2279 (direct) +41 79 392 8697 (mobile) anja.von_treskow@novartis.com	Meghan O’Donnell Global Head, Cardio-Renal-Metabolism Communications and Patient Advocacy +41 61 324 9136 (direct) +41 79 797 9102 (mobile) meghan.odonnell@novartis.com

Eric Althoff

Novartis US Communications

+1 646 438 4335 (mobile)

eric.althoff@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Pierre-Michel Bringer Thomas Hungerbuehler Isabella Zinck	+41 61 324 1065 +41 61 324 8425 +41 61 324 7188	Cory Twining	+1 862 778 3258

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 5, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting